The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued May 9, 2006 (To Prospectus dated May 9, 2006)	Filed pursuant to Rule 424(b)(5) (File No. 333-133934)
35,000,000 Shares
Celanese Corporation
SERIES A COMMON STOCK

        The selling stockholders identified in this prospectus supplement are offering 35,000,000 shares of Series A common stock of Celanese Corporation in an underwritten offering. The selling stockholders will receive all of the net proceeds from this offering. You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our Series A common stock.

      The Series A common stock is listed on the New York Stock Exchange under the symbol “CE”. The last reported sale price of Celanese Corporation’s Series A common stock on the New York Stock Exchange on May 9, 2006 was $22.42 per share.

       Investing in our Series A common stock involves risks. See “Risk Factors” described on page S-13 of this prospectus supplement and those contained in our incorporated documents to read about factors you should consider before buying shares of the Series A common stock.
       The underwriter will purchase the Series A common stock from the selling stockholders at a price of $          per share, resulting in $          aggregate proceeds to the selling stockholders.
      The underwriter may offer the Series A common stock from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See “Underwriter”.
      The selling stockholders have granted the underwriter the right to purchase up to an additional 5,250,000 shares of Series A common stock to cover over-allotments. The selling stockholders will receive the net proceeds from any shares sold pursuant to the underwriter’s over-allotment option. If the over-allotment option is exercised in full, the selling stockholders will receive aggregate proceeds of $          .
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
      The underwriter expects to deliver the shares to purchasers on May      , 2006.

Goldman, Sachs & Co.
May      , 2006

Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      Terms capitalized but not defined in this prospectus supplement shall have the meaning ascribed to them in the accompanying prospectus.
      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. None of us, our subsidiaries or the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The prospectus supplement and the accompanying prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained in this prospectus supplement and the accompanying prospectus. If you receive any other information, you should not rely on it. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus supplement and in the documents previously filed with the SEC and incorporated by reference into this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement but before the end of the offering made under this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 9, 2006;

•	Our Current Reports on Form 8-K filed on January 6, 2006, March 7, 2006, March 13, 2006, April 6, 2006 and April 11, 2006; and

•	The description of our Series A common stock contained in our Form 8-A, filed on January 18, 2005.
      You can request a copy of these filings at no cost, by writing or calling us at the following address:

Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034
(972) 443-4000
      You should read the information in this prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus supplement or the accompanying prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus, the documents incorporated by reference (including the “Risk Factors” section therein) and the other documents to which we refer for a more complete understanding of this offering.
Our Company
      All references in this prospectus supplement to “we,” “our” and “us” refer collectively to Celanese Corporation and its consolidated subsidiaries.
      We are an integrated global producer of value-added industrial chemicals and have the first or second market positions worldwide in products comprising the majority of our sales. We are the world’s largest producer of acetyl products, including acetic acid and vinyl acetate monomer (“VAM”), polyacetal products (“POM”), as well as a leading global producer of high-performance engineered polymers used in consumer and industrial products and designed to meet highly technical customer requirements. Our operations are located in North America, Europe and Asia. In addition, we have substantial ventures primarily in Asia. We believe we are one of the lowest-cost producers of key building block chemicals in the acetyls chain, such as acetic acid and VAM, due to our economies of scale, operating efficiencies and proprietary production technologies.
      We have a large and diverse global customer base consisting principally of major companies in a broad array of industries. For the year ended December 31, 2005, approximately 36% of our net sales were to customers located in North America, approximately 40% to customers in Europe and Africa and approximately 24% to customers in Asia, Australia and the rest of the world.
Segment Overview
      We operate through four business segments: Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products. The table below illustrates each segment’s net sales to external customers for the year ended December 31, 2005, as well as each segment’s major products and end use markets.

Technical
	Chemical Products	Polymers Ticona	Acetate Products(2)	Performance Products

2005 Net Sales (1)	$4,200 million	$887 million	$659 million	$180 million
Major Products	• Acetic acid • Vinyl acetate monomer (VAM) • Polyvinyl alcohol (PVOH) • Emulsions • Acetic anhydride • Acetate esters • Carboxylic acids • Methanol	• POM • UHMW-PE (GUR) • Liquid crystal polymers (Vectra) • Polyphenylene sulfide (Fortron)	• Acetate tow	• Sunett sweetener • Sorbates
Major End-Use Markets	• Paints • Coatings • Adhesives • Lubricants • Detergents	• Fuel system components • Conveyor belts • Electronics • Seat belt mechanisms	• Filter products	• Beverages • Confections • Baked goods • Dairy products

(1)	Consolidated net sales of $6,070 million for the year ended December 31, 2005 also include $144 million in net sales from Other Activities, primarily attributable to our captive insurance companies and our AT Plastics business. Net sales in 2005 of Chemical Products excludes inter-segment sales of $136 million for the year ended December 31, 2005.

(2)	In 2005, we exited the acetate filament business and commenced consolidating our flake and tow production to three sites, instead of five.

Chemical Products
      Our Chemical Products segment produces and supplies acetyl products, including acetic acid, acetate esters, VAM, polyvinyl alcohol and emulsions. We are a leading global producer of acetic acid, the world’s largest producer of VAM and the largest North American producer of methanol, the major raw material used for the production of acetic acid. We are also the largest polyvinyl alcohol producer in North America. These products are generally used as building blocks for value-added products or in intermediate chemicals used in the paints, coatings, inks, adhesives, films, textiles and building products industries. Other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products. For the year ended December 31, 2005, net sales to external customers of acetyls were $1,966 million, acetyl derivatives and polyols were $1,003 million and all other business lines combined were $1,231 million.

Technical Polymers Ticona
      Our Technical Polymers Ticona segment (“Ticona”) develops, produces and supplies a broad portfolio of high performance technical polymers for use in automotive and electronics products and in other consumer and industrial applications, often replacing metal or glass. Together with our 45%-owned venture Polyplastics Co. Ltd (“Polyplastics”), our 50%-owned venture Korea Engineering Plastics Company Ltd., or KEPCO, and Fortron Industries, our 50-50 venture with Kureha Chemicals Industry of Japan, we are a leading participant in the global technical polymers business. The primary products of Ticona are polyacetal products, or POM, and GUR, an ultra-high molecular weight polyethylene. POM is used in a broad range of products including automotive components, electronics and appliances. GUR is used in battery separators, conveyor belts, filtration equipment, coatings and medical devices. For the year ended December 31, 2005, sales to external customers in this segment were $887 million.

Acetate Products
      Our Acetate Products segment primarily produces and supplies acetate tow, which is used in the production of filter products. We are one of the world’s leading producers of acetate tow including production by our ventures in China. In October 2004, we announced plans to consolidate our acetate flake and tow manufacturing by early 2007 and to exit the acetate filament business, which ceased production in April 2005. This restructuring has been implemented to increase efficiency, reduce over-capacities in certain manufacturing areas and to focus on products and markets that provide long-term value. For the year ended December 31, 2005, sales to external customers in this segment were $659 million.

Performance Products
      The Performance Products segment operates under the trade name of Nutrinova and produces and sells a high intensity sweetener and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries. For the year ended December 31, 2005, sales to external customers in this segment were $180 million.
Competitive Strengths
      We have benefited from a number of competitive strengths, including the following:

•	Leading Market Positions. We have the first or second market positions globally in products that make up a majority of our sales according to SRI Handbook and Tecnon Orbichem Survey. Our leadership positions are based on our large share of global production capacity, operating efficiencies, proprietary technology and competitive cost structures in our major products.

•	Proprietary Production Technology and Operating Expertise. Our production of acetyl products employs industry leading proprietary and licensed technologies, including our proprietary AO Plus acid-optimization technology for the production of acetic acid and VAntage vinyl acetate monomer technology.

•	Low Cost Producer. Our competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies.

•	Global Reach. We operate thirty-one production facilities throughout the world. The ventures in which we participate operate ten additional facilities. We have a strong and growing presence in Asia (particularly in China). Our infrastructure of manufacturing plants, terminals, and sales offices provides us with a competitive advantage in anticipating and meeting the needs of our global and local customers in well-established and growing markets, while our geographic diversity reduces the potential impact of volatility in any individual country or region.

•	International Strategic Investments. Our strategic investments, including our ventures, have enabled us to gain access, minimize costs and accelerate growth in new markets, while also generating significant cash flow and earnings.

•	Diversified Products and End-Use Markets. We offer our customers a broad range of products in a wide variety of end-use markets. This product diversity and exposure help us reduce the potential impact of volatility in any individual market segment.
Business Strategies
      We are focused on increasing operating cash flows, profitability, return on investment and shareholder value, which we believe can be achieved through the following business strategies:

•	Maintain Cost Advantage and Productivity Leadership. We continually seek to reduce our production and raw material costs. Our advanced process control (“APC”) projects generate savings in energy and raw materials while increasing yields in production units. Most significantly, Six Sigma is a pervasive and important tool in both operations and administration for achieving greater productivity and growth. We continue to focus on opportunities and process technology improvements focused on energy reduction. We will continue using best practices to reduce costs and increase equipment reliability in maintenance and project engineering.

•	Focused Business Investment. We intend to continue investing strategically in growth areas, including new production capacity, to extend our global market leadership position. Historically, our strong market position has enabled us to initiate capacity growth to take advantage of projected demand growth. Our plans include adding the right capacity at the right time, in the right location, at the right cost.

•	Deliver Value-Added Solutions. We continually develop new products and industry leading production technologies that solve our customers’ problems. We believe that our customers value our expertise, and we will continue to work with them to enhance the quality of their products.

•	Enhance Value of Portfolio. We will continue to further optimize our business portfolio through divestitures, acquisitions and strategic investments that enable us to focus on businesses in which we can achieve market, cost and technology leadership over the long term. In addition, we intend to continue to expand our product mix into higher value-added products.

Recent Developments — Results of Operations for the Quarter Ended March 31, 2006
      The results presented in this section have not been audited and should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year.

	Three Months
	Ended March 31,

	2005	2006

	(in millions, except
	per share data)
Net sales	$1,478	$1,652
Operating profit	156	197
Net earnings (loss)	(10)	117
Basic earnings per share	$(0.08)	$0.72
Diluted earnings per share	$(0.08)	$0.68
      Net sales increased 12% to $1,652 million for the quarter compared to the same period last year on higher pricing with strong demand, mainly in the Chemical Products segment, as well as additional sales resulting from the acquisition of Acetex. Net sales were partially offset by negative currency impacts of 3%. Operating profit rose to $197 million compared to $156 million in the same period last year, as higher net sales, continued cost improvements and lower special charges helped to offset increased raw material costs and $5 million in option expense associated with the adoption of FAS 123(R). Net earnings increased significantly to $117 million compared to a loss of $10 million, primarily due to $102 million in lower interest expense related to debt refinancing in 2005. Lower minority interest expense related to our increased ownership of outstanding Celanese AG shares also contributed to the increase in net earnings..
      Diluted earnings per share were a record $0.68 compared to diluted loss per share of $0.08 in the same period last year. The improvement was driven by the reduction in minority interests and supported by continued strong business performance.

Recent Business Highlights

•	We broke ground on our state of the art emulsions facility in our Nanjing, China chemical complex.

•	We announced plans to invest in a new Celstran® long fiber reinforced thermoplastics (LFT) compounding plant in China.

•	We launched VAntage Plustm, the company’s next generation vinyl acetate monomer technology, at the Cangrejera, Mexico facility.

•	We continued to make progress on completing the squeeze-out of remaining Celanese AG shareholders by setting the cash compensation for the minority shares at € 62.22 per share and signing a legal settlement with certain minority shareholders. There are currently less than 1 million minority shares outstanding.

Segment Overview

•	Chemical Products. Chemical Products demonstrated the strength of its global franchise as the impact of recent capacity additions in acetyls were less than expected. Net sales increased from $1,044 million to $1,169 million as pricing improvements were driven by high utilization across the industry and increased energy and raw material costs. Chemical Products also benefited from the inclusion of sales resulting from the Acetex acquisition, which more than offset negative currency effects. In comparison to exceptional results in the first quarter of 2005, operating profit decreased from $177 million to $162 million. Downstream products experienced margin recovery. Price increases in basic products did not offset increases in energy and raw material costs.

•	Technical Polymers Ticona. Ticona performed well as it continued to increase its penetration in key applications. Net sales decreased from $239 million to $231 million primarily due to negative currency effects. Higher pricing and increased volume more than offset the loss of sales related to the COC business which was divested in the fourth quarter of 2005. Volumes improved, particularly in the GUR, LCP and European polyacetal (POM) businesses, primarily driven by a stronger business environment in Europe. Operating profit increased from $39 million to $41 million compared to the same period last year on margin recovery. Pricing and cost savings initiatives more than offset increases in energy and raw material costs.

•	Acetate Products. Acetate Products’ significantly improved performance reflects the benefits of its ongoing revitalization efforts. Net sales increased by $2 million to $167 million compared to the same period last year as higher pricing and increased flake volumes more than offset lower volumes for tow. The lower tow volumes resulted from the shutdown of our Canadian tow plant while flake sales increased to our recently expanded China tow ventures. Operating profit increased by $13 million to $23 million compared to the same period last year. Higher pricing and savings from the revitalization efforts more than offset lower overall sales volumes and higher raw material and energy costs.

•	Performance Products. Performance Products continued to demonstrate the strength of its core sweetener and food protection businesses. Net sales increased $2 million to $49 million compared to the same period last year. Volumes for Sunett® sweetener increased, reflecting continued growth in the global beverage and confectionary industry. Pricing for Sunett declined as expected while both volume and pricing for Sorbates increased in the quarter. Operating profit increased $4 million to $17 million driven by robust volume increases and cost savings initiatives.

•	Equity and Cost Investments. Dividends received from equity and cost investments totaled $24 million in the quarter compared to $50 million in the same period last year due to timing of dividend receipts in 2005. The income statement impact, consisting of earnings of equity investments and dividends from cost investments, was $28 million compared to $29 million.

•	Cash Flow. The increase in net debt is primarily due to a seasonal increase in working capital, the balance sheet impact of foreign exchange, and capital project spending. Cash and cash equivalents at the end of the period were $312 million, a decrease of $78 million from year end 2005.

•	Taxes. Due to updated earnings projections for each tax jurisdiction and the accounting treatment of the reversal of valuation allowances under purchase accounting, our effective tax rate for the quarter was 28%, higher than the forecasted range of between 18% and 22%. The increase in the effective rate is not expected to affect projected cash taxes due to utilization of net operating losses and the non-cash nature of the valuation allowance accounting treatment.

Consolidated Statements of Operations — Unaudited

	Three Months Ended
	March 31,

	2005	2006

	(in millions, except per
	share data)
Net sales	$1,478	$1,652
Cost of sales	(1,106)	(1,285)

Gross profit	372	367
Selling, general and administrative expenses	(159)	(152)
Research and development expenses	(23)	(18)
Special charges	(38)	—
Foreign exchange gain, net	3	—
Gain on disposition of assets, net	1	—

	Three Months Ended
	March 31,

	2005	2006

	(in millions, except per
	share data)
Operating profit	156	197
Equity in net earnings of affiliates	15	21
Interest expense	(176)	(71)
Interest income	15	8
Other income, net	3	6

Earnings from continuing operations before tax and minority interests	13	161
Income tax provision	(8)	(45)

Earnings from continuing operations before minority interests	5	116
Minority interests	(25)	—

Earnings (loss) from continuing operations	(20)	116
Earnings from operation of discontinued operations	10	1

Net earnings (loss)	(10)	117

Cumulative declared and undeclared preferred stock dividend	(2)	(3)

Net earnings (loss) available to common shareholders	(12)	114

Earnings (loss) per common share — basic:
Continuing operations	$(0.15)	$0.71
Discontinued operations	$0.07	$0.01

Net earnings (loss) available to common shareholders	$(0.08)	$0.72

Earnings (loss) per common share — diluted:
Continuing operations	$(0.15)	$0.68
Discontinued operations	$0.07	$0.00

Net earnings (loss) available to common shareholders	$(0.08)	$0.68

Weighted average shares — basic	141.7	158.6
Weighted average shares — diluted	141.7	171.5

Consolidated Balance Sheets

	December 31,	March 31,
	2005	2006

		(unaudited)
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$390	312
Restricted cash	—	42
Receivables:
Trade receivables, net	919	1,000
Other receivables	481	543
Inventories	661	678
Deferred income taxes	37	31
Other assets	91	78

Total current assets	2,579	2,684

Investments	775	793
Property, plant and equipment, net	2,040	2,035
Deferred income taxes	139	125
Other assets	482	469
Goodwill	949	928
Intangible assets, net	481	487

Total assets	7,445	7,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt — third party and affiliates	155	212
Trade payable — third parties and affiliates	811	750
Other current liabilities	787	762
Deferred income taxes	36	16
Income taxes payable	224	245

Total current liabilities	2,013	1,985

Long-term debt	3,282	3,306
Deferred income taxes	285	287
Benefit obligations	1,126	1,116
Other liabilities	440	420
Minority interests	64	65
Shareholders’ equity:
Preferred stock	—	—
Common stock	—	—
Additional paid-in capital	337	343
Retained earnings	24	132
Accumulated other comprehensive loss, net	(126)	(133)

Total shareholders’ equity	235	342

Total liabilities and shareholders’ equity	7,445	7,521

Segment Data(1) — Unaudited

	Three Months
	Ended
	March 31,

	2005	2006

	(in millions,
	except per share
	data)
Net Sales
Chemical Products	1,044	1,169
Technical Polymers Ticona	239	231
Acetate Products	165	167
Performance Products	47	49
Other activities	12	61
Intersegment eliminations	(29)	(25)

Total	1,478	1,652

Operating Profit (Loss)
Chemical Products	177	162
Technical Polymers Ticona	39	41
Acetate Products	10	23
Performance Products	13	17
Other activities	(83)	(46)

Total	156	197

Equity Earnings and Other Income/(Expenses)(2)
Chemical Products	14	9
Technical Polymers Ticona	12	14
Acetate Products	—	—
Performance Products	—	—
Other activities	(8)	4

Total	18	27

Depreciation and Amortization Expense
Chemical Products	34	38
Technical Polymers Ticona	15	16
Acetate Products	9	7
Performance Products	3	4
Other activities	2	5

Total	63	70

(1)	Other Activities primarily includes corporate selling, general and administrative expenses and the results from AT Plastics and captive insurance companies.

(2)	Includes equity earnings from affiliates and other income/(expense), which is primarily dividends from cost investments.

Factors Affecting First Quarter 2006 Segment Net Sales Compared to First Quarter 2005

	Volume	Price	Currency	Other(1)	Total

	(in percent)
Chemical Products	(1)%	8%	(3)%	8%	12%
Technical Polymers Ticona	1	3	(5)	(2)	(3)
Acetate Products	(6)	7	0	0	1
Performance Products	23	(12)	(7)	0	4

(1)	Primarily represents net sales of the Vinamul and Acetex businesses, excluding AT Plastics and loss of sales related to the COC divestiture (Ticona).

	Volume	Price	Currency	Other(1)	Total

	(in percent)
Total Company	(1)%	6%	(3)%	10%	12%

Cash Dividends Received

	Three Months
	Ended
	March 31,

	2005	2006

	(in millions)
Dividends from equity investments	36	17
Dividends from cost investments	14	7

Total	50	24

THE OFFERING

Shares of Series A common stock offered by the selling stockholders	35,000,000 shares

Selling stockholders	Funds affiliated with The Blackstone Group, L.P. and a fund affiliated with Bank of America Corporation. See “Principal and Selling Stockholders.”

Shares of Series A common stock outstanding before and after this offering	158,562,161 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders identified in this prospectus supplement. The selling stockholders will receive all net proceeds from the sale of the shares of our common stock offered by this prospectus supplement.

Dividend policy	Our board of directors adopted a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our common stock at an annual rate initially equal to approximately 1% of the $16 price per share in the initial public offering of our Series A common stock (or $0.16 per share) unless our board of directors, in its sole discretion, determines otherwise, commencing the second quarter of 2005. Pursuant to this policy, the Company has paid quarterly dividends of $0.04 per share on August 11, 2005, November 1, 2005, February 1, 2006 and May 1, 2006. However, there is no assurance that sufficient cash will be available in the future to pay such dividend. Further, such dividends payable to holders of our Series A common stock dividend cannot be declared or paid nor can any funds be set aside for the payment thereof, unless we have paid or set aside funds for the payment of all accumulated and unpaid dividends with respect to the shares of our preferred stock, as described below.

Our board of directors may, at any time, modify or revoke our dividend policy on our Series A common stock.

We are required under the terms of our existing perpetual preferred stock to pay scheduled quarterly dividends, subject to legally available funds. See “Dividend Policy.”

New York Stock Exchange symbol	CE

      Unless we specifically state otherwise, all information in this prospectus supplement:

•	assumes no exercise by the underwriter of its over-allotment option to purchase 5,250,000 additional shares of common stock in this offering; and

•	excludes:

•	11,252,972 shares of Series A common stock reserved for issuance upon exercise of options granted to certain of our executive officers, key employees and directors;

•	2,468,546 additional shares of Series A common stock reserved for issuance in connection with our equity incentive plans; and

•	15,000,000 shares of Series A common stock reserved for issuance upon conversion of our existing convertible perpetual preferred stock.
RISK FACTORS
      Investing in our Series A common stock involves substantial risk. You should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus prior to investing in our Series A common stock. In particular, we urge you to consider carefully the factors set forth herein and in our incorporated documents under the heading “Risk Factors.”

RISK FACTORS
      An investment in our Series A common stock involves risks. You should carefully consider the risks relating to our Series A common stock below, together with the other Risk Factors and other information included in the accompanying prospectus and our incorporated documents, before investing in our Series A common stock.
Risks Related to Our Company
      Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the New York Stock Exchange rules; however, we will be permitted to phase in certain corporate governance requirements over the course of 12 months.
      Upon completion of this offering, affiliates of the Sponsor will control less than a majority of the voting power of our outstanding common stock. As a result, we no longer will be a “controlled company” within the meaning of the New York Stock Exchange rules and, thus, will be required to have a board of directors comprised of a majority of independent directors and nominating and compensation committees composed entirely of independent directors. However, we will be permitted to phase in these corporate governance requirements over the course of 12 months.
      Under the New York Stock Exchange rules, the Compensation Committee and Nominating and Corporate Governance Committee each will be required to (1) have one independent director upon the completion of this offering, (2) have a majority of independent directors within 90 days of the completion of this offering and (3) be comprised entirely of independent directors within one year of the completion of this offering. In addition, our Board of Directors will be required to be comprised of a majority of independent directors within one year of the completion of this offering.
      Accordingly, during the course of this phase-in period, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.
      Because our Sponsor will continue to be able to significantly influence us after this offering, the influence of our public shareholders over significant corporate actions may be limited, and conflicts of interest between our Sponsor and us or you could arise in the future.
      Assuming the selling stockholders sell 35,000,000 shares of our Series A common stock in the Transactions, our Sponsor would beneficially own (or have a right to acquire) approximately 31.7% of our outstanding Series A common stock (approximately 28.6% of our outstanding Series A common stock if the selling stockholders sell 40,250,000 shares). Under the terms of the stockholders’ agreement between us and certain of the Original Shareholders that are affiliates of the Sponsor, such Original Shareholders are also entitled to designate all nominees for election to our board of directors for so long as they hold at least 25% of the total voting power of our Series A common stock. Thereafter, although our Sponsor will not have an explicit contractual right to do so, it may still nominate directors in its capacity as a stockholder. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference herein. As a result, our Sponsor, through its control over the composition of our board of directors and its control of a significant percentage of the voting power of our Series A common stock, will continue to have significant influence or effective control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of equityholders, regardless of whether or not other equityholders believe that any such transaction is in their own best interests. For example, our Sponsor effectively could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Additionally, our Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsor continues to own a significant amount of our equity, it will continue to be able to significantly influence or effectively control our decisions.

      Our second amended and restated certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities. The second amended and restated certificate of incorporation further provides that none of the Original Shareholders (including the Sponsor) or their affiliates or any director who is not employed by Celanese (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us. In addition, in the event that any of the Original Shareholders (including the Sponsor) or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates and for Celanese or its affiliates, such Original Shareholder or non-employee director has no duty to communicate or offer such transaction or business opportunity to Celanese Corporation or us and may take any such opportunity for themselves or offer it to another person or entity.
      The disposition by the Original Blackstone Shareholders of at least 90% of their equity interest will satisfy a vesting condition under our deferred compensation plan.
      In December 2004, we approved, among other incentive and retention programs, a deferred compensation plan for executive officers and key employees. The programs were intended to align management performance with the creation of shareholder value. The deferred compensation plan has an aggregate maximum amount payable of $192 million over five years ending in 2009. The initial component of the deferred compensation plan vested in 2004 and was paid in the first quarter of 2005. The remaining aggregate maximum amount payable of $163 million is subject to downward adjustment if the price of our Series A common stock falls below the January 2005 initial public offering price of $16.00 and vests as follows: (i) a portion (ranging from 26% to 37%, depending on the participant) will vest annually over the next four years based on continued employment with us and the occurrence of a sale or other disposition by the Original Blackstone Shareholders of at least 90% of its equity interest in us, in which the Original Blackstone Shareholders receive at least a 25% cash internal rate of return on their equity interest (a “Qualifying Sale”) and (ii) the balance of the remaining amount payable will vest annually based on the achievement of specified performance criteria, including meeting annual earnings and cash flow targets, and the occurrence of a Qualifying Sale. After this offering the Original Blackstone Shareholders will have an equity interest of approximately 31.7%. At this point, it is likely that a disposition by the Original Blackstone Shareholders of at least 90% of their equity interest will be a Qualifying Sale. Upon the occurrence of a Qualifying Sale, the amount vested and payable under the plan for 2005 would be approximately $50 million.
Risks Related to our Series A Common Stock
      Future sales of our shares could depress the market price of our common stock.
      The market price of our Series A common stock could decline as a result of sales of a large number of shares of Series A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Shares Eligible For Future Sale”.
      In connection with these offerings, we, our executive officers and directors and the Original Shareholders have agreed with the underwriter not to sell, dispose of or hedge any shares of our Series A common stock or securities convertible into or exchangeable for shares of our Series A common stock, other than the securities offered this offering and subject to specified exceptions, during the 60-day period beginning from the latter of the date of this prospectus supplement, except with the prior written consent of the underwriter.
      Subject to any anti-dilution adjustments, an additional 12,000,000 shares of our Series A common stock will be issuable upon conversion of the shares of our existing 4.25% convertible perpetual preferred stock. We have reserved for issuance the maximum number of shares of our Series A common stock issuable upon conversion of our existing 4.25% convertible perpetual preferred stock. See “Description of Existing Convertible Perpetual Preferred Stock”.

      The terms of our outstanding indebtedness and Delaware law may restrict us from paying cash dividends on our Series A common stock.
      The terms of our senior credit facilities and the indentures governing our senior subordinated notes and senior discount notes limit our ability to pay cash dividends on any shares of our capital stock, including our Series A common stock. In addition, the certificate of designations relating to our existing 4.25% convertible perpetual preferred stock limits our ability to pay cash dividends on shares of our capital stock that rank junior to or on parity with our classes of preferred stock in certain circumstances. See “Description of Mandatory Convertible Preferred Stock — Voting Rights”. In the future, we may agree to further restrictions on our ability to pay dividends. To maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt. In addition, Delaware law provides that we may pay dividends on our Series A common stock only out of our surplus, or, if there is no surplus, the amount of our net profits for the fiscal year in which the dividend occurs and/or the preceding fiscal year. Our future dividend policy depends on earnings, financial condition, liquidity, capital requirements and other factors. There is no guarantee that we will pay dividends on shares of our Series A common stock.
      Our ability to issue additional series of shares of our preferred stock in the future could adversely affect the rights of holders of our Series A common stock.
      Our board of directors is authorized to issue additional classes or series of shares of our preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of shares of our preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our Series A common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of our preferred stock in the future that have preference over our Series A common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of our preferred stock with voting rights that dilute the voting power of our Series A common stock, the market price of our Series A common stock could decrease.
      The market price of our Series A common stock may be volatile, which could cause the value of our investment to decline.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of the Series A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Series A common stock could decrease significantly.
      Provisions in our second amended and restated certificate of incorporation and by-laws, as well as any shareholders’ rights plans, may discourage a takeover attempt.
      Provisions contained in our second amended and restated certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our second amended and restated certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our second amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our Series A common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors (each class elected for a three-year term) or as a result of any shareholders’ rights plan that our board of directors may adopt. In addition, we would be required to issue additional shares of our Series A common stock to holders of the preferred stock who convert following a fundamental change. See “Description of Existing Convertible Perpetual Preferred Stock” in the accompanying prospectus. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Series A common stock. See “Description of Capital Stock” in the accompanying prospectus.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus supplement that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.
      As used in this prospectus supplement, the term “Domination Agreement” refers to the domination and profit and loss transfer agreement between CAG and our subsidiary, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft, KG) (the “Purchaser”), pursuant to which the Purchaser became obligated on October 1, 2004 to offer to acquire all outstanding ordinary shares of CAG from the minority shareholders of CAG in return for payment of fair cash compensation in accordance with German law. Celanese AG is incorporated as a stock corporation (Aktiengesellschaft, AG) organized under the laws of the Federal Republic of Germany. As used in this prospectus supplement, the term “CAG” refers to (i) prior to the organizational restructuring of Celanese and certain of its subsidiaries in October 2004 (the “Restructuring”), Celanese AG and Celanese Americas Corporation, their consolidated subsidiaries, their non-consolidated subsidiaries, ventures and other investments, and (ii) following the Restructuring, Celanese AG, its consolidated subsidiaries, its non-consolidated subsidiaries, ventures and other investments, except that with respect to shareholder and similar matters where the context indicates, “CAG” refers to Celanese AG.
      As used in this prospectus supplement, the term “Sponsor” refers to The Blackstone Group. The term “Original Blackstone Shareholders” refers to Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3, and “Original Shareholders” refers to the Original Blackstone Shareholders and BA Capital Investors Sidecar Fund, L.P.
      As used in this document, the term “second amended and restated certificate of incorporation” refers to our Second Amended and Restated Certificate of Incorporation. As used in this prospectus supplement, the term “by-laws” refers to our Amended and Restated By-laws.
      Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics and construction industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

•	increased price competition and the introduction of competing products by other companies;

•	the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Ticona and Performance Products segments of our business;

•	changes in the degree of patent and other legal protection afforded to our products;

•	compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

•	changes in currency exchange rates and interest rates;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and venture activities;

•	inability to successfully integrate current and future acquisitions;

•	pending or future challenges to the Domination Agreement; and

•	various other factors, both referenced and not referenced in this prospectus supplement.
      Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS
      The selling stockholders will receive all proceeds from the sale of the shares of our Series A common stock in this offering. We will not receive any of the proceeds from the sale of shares of our Series A common stock by the selling stockholders, including any sales pursuant to the over-allotment option, if any. We will pay all expenses (other than transfer taxes) of the selling stockholders in connection with this offering.
PRICE RANGE OF COMMON STOCK
      Our Series A common stock has traded on the New York Stock Exchange under the symbol “CE” since January 21, 2005. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the New York Stock Exchange, for the periods indicated.

	Price Range

	High	Low

2005

Quarter ended March 31, 2005	$18.65	$15.10
Quarter ended June 30, 2005	$18.16	$13.54
Quarter ended September 30, 2005	$20.06	$15.88
Quarter ended December 31, 2005	$19.76	$15.58
2006

Quarter ended March 31, 2006	$22.00	$18.90
Quarter ending June 30, 2006 (through May 9, 2006)	$22.73	$19.94
      The closing sale price of our Series A common stock, as reported by the New York Stock Exchange, on May 9, 2006 was $22.42. As of May 9, 2006, there were 51 holders of record of our Series A common stock.
DIVIDEND POLICY
      In July 2005, our board of directors adopted a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our common stock at an annual rate initially equal to approximately 1% of the $16 price per share in the initial public offering of our Series A common stock (or $0.16 per share) unless our board of directors, in its sole discretion, determines otherwise, commencing the second quarter of 2005. Pursuant to this policy, the Company paid quarterly dividends of $0.04 per share on August 11, 2005, November 1, 2005, February 1, 2006 and May 1, 2006. Based on the number of outstanding shares of our Series A common stock, the anticipated annual cash dividend is approximately $25 million. However, there is no assurance that sufficient cash will be available in the future to pay such dividend. Further, such dividends payable to holders of our Series A common stock dividend cannot be declared or paid nor can any funds be set aside for the payment thereof, unless we have paid or set aside funds for the payment of all accumulated and unpaid dividends with respect to the shares of our preferred stock, as described below.
      Our board of directors may, at any time, modify or revoke our dividend policy on our Series A common stock.
      We are required under the terms of our preferred stock to pay scheduled quarterly dividends, subject to legally available funds. For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of preferred stock and any parity stock for all preceding dividend periods. Pursuant to this policy, the Company paid the quarterly dividends of $0.265625 on its existing 4.25% convertible perpetual preferred stock on August 1, 2005, November 1, 2005 and February 1, 2006. The anticipated annual cash dividend is approximately $10 million.
      The amounts available to us to pay cash dividends is restricted by our subsidiaries’ debt agreements. The indentures governing the senior subordinated notes and the senior discount notes also limit, but do not prohibit, the ability of BCP Crystal US Holdings Corp. (“BCP Crystal”), Crystal US Holdings 3 L.L.C. and their respective subsidiaries to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
      Under the Domination Agreement, any minority shareholder of Celanese AG who elects not to sell its shares to the Purchaser will be entitled to remain a shareholder of Celanese AG and to receive a gross guaranteed fixed annual payment on their shares (Ausgleich) of € 3.27 per Celanese Share less certain corporate taxes to be paid by Celanese AG in lieu of any future dividend.
      Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors but in no event will be less than the aggregate par value of our issued stock. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Our board of directors will seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. In addition, pursuant to the terms of our preferred stock, we are prohibited from paying a dividend on our Series A common stock unless all payments due and payable under the preferred stock have been made.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2006.
      You should read the information in this table in conjunction with our financial statements and the notes to those statements, “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our incorporated documents.

As of
March 31, 2006

Actual

(in millions)
Cash and cash equivalents(1)	$312

Total debt:
Amended and restated senior credit facilities:
Revolving credit facilities(2)	$—
Term loan facility	1,712
Senior subordinated notes(3)	957
Senior discount notes	388
Other debt	461

Total debt	3,518

Minority interest	65
Shareholders’ equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized and 9,600,000 issued and outstanding as of March 31, 2006(4)	—
Series A common stock, $0.0001 par value, 400,000,000 shares authorized and 158,562,161 issued and outstanding as of March 31, 2006	—
Additional paid-in capital	343
Retained earnings (deficit)	132
Accumulated other comprehensive (loss)	(133)

Total shareholders’ equity	342

Total capitalization	3,925

(1)	Represents cash available to make acquisitions, to repay additional existing indebtedness, to pay interest on debt, to pay dividends and to make loans to its subsidiaries for working capital and general corporate purposes.

(2)	The revolving credit facilities under the amended and restated senior credit facilities provide for borrowings of up to $600 million. As of May 8, 2006, no amounts have been borrowed and $532 million was available for borrowings under the revolving credit facilities (taking into account letters of credit issued under the revolving credit facilities).

(3)	Includes the U.S. dollar equivalent of the euro-denominated notes and $3 million premium on the $225 million aggregate principal amount of the notes issued July 1, 2004.

(4)	4.25% convertible perpetual preferred stock, which has an aggregate liquidation preference of $240 million.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information with respect to the number of shares to be sold in this offering and the beneficial ownership of common stock of Celanese Corporation on an actual basis and after giving effect to this offering, by (i) each person known to own beneficially more than 5% of common stock of Celanese Corporation, (ii) each of the directors of Celanese Corporation, (iii) each of the named executive officers of Celanese Corporation, (iv) all directors and executive officers as a group, and (v) each selling stockholder.
      Each selling stockholder purchased shares of our Series A Common Stock in the ordinary course of business and, at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
      The number of shares outstanding and the percentages of beneficial ownership are based on 158,562,161 shares of common stock of Celanese Corporation issued and outstanding as of May 9, 2006.

	Amount and Nature of Beneficial Ownership of Common Stock(1)

		Rights to
		Acquire	Total	Percentage of			Percentage of
	Common	Shares of	Common	Common	Shares of	Common	Common
	Stock	Common	Stock	Stock	Common	Stock	Stock
	Beneficially	Stock	Beneficially	Beneficially	Stock	Beneficially	Beneficially
	Owned	Prior to	Owned	Owned	to be Sold	Owned	Owned
Name of	Prior to	this	Prior to	Prior to	in this	After	After this
Beneficial Owner	this Offering	Offering	this Offering	this Offering	Offering	this Offering	Offering

Blackstone Capital Partners (Cayman) Ltd. 1(3)	51,167,472	—	51,167,472	32.3%	20,093,168	31,074,304	19.60%
Blackstone Capital Partners (Cayman) Ltd. 2(3)	3,548,611	—	3,548,611	2.2%	1,393,519	2,155,092	1.36%
Blackstone Capital Partners (Cayman) Ltd. 3(3)	27,819,502	—	27,819,502	17.5%	10,924,556	16,894,946	10.66%
BA Capital Investors Sidecar Fund, L.P.(4)	6,592,300	—	6,592,300	4.2%	2,588,757	4,003,542	2.52%
Stephen A. Schwarzman(3)	82,535,584	61,555	82,597,139	52.1%	—	50,185,896	31.7%
Peter G. Peterson(3)	82,535,584	61,555	82,597,139	52.1%	—	50,185,896	31.7%
FMR Corp.(5)	24,282,436	—	24,282,436	15.3%	—	24,282,436	15.3%
David N. Weidman(6)	619,564	1,291,121	1,910,685	1.2%	—	1,910,685	1.2%
John J. Gallagher III(6)	37,000	124,100	161,100	(2)	—	161,100	(2)
Lyndon E. Cole(6)	242,222	504,751	746,973	(2)	—	746,973	(2)
Andreas Pohlmann(6)	199,478	415,677	615,155	(2)	—	615,155	(2)
Curtis S. Shaw(6)	27,100	130,000	157,100	(2)	—	157,100	(2)
Chinh E. Chu(7)	—	—	—	(2)	—	—	(2)
John M. Ballbach(6)	23,598	12,311	35,909	(2)	—	35,909	(2)
James E. Barlett(6)	8,598	12,311	20,909	(2)	—	20,909	(2)
Benjamin J. Jenkins(7)	—	—	—	(2)	—	—	(2)
William H. Joyce(6)	28,598	12,311	40,909	(2)	—	40,909	(2)
Anjan Mukherjee(7)	—	—	—	(2)	—	—	(2)
Paul H. O’Neill(6)	3,598	12,311	15,909	(2)	—	15,909	(2)
James A. Quella(7)	—	—	—	(2)	—	—	(2)
Daniel S. Sanders(6)	13,598	12,311	25,909	(2)	—	25,909	(2)
All directors and executive officers as a group (18 persons)	1,239,254	2,662,969	3,902,223	2.4%	—	3,902,223	2.4%

(1)	All information in this table assumes no exercise by the underwriter of its over-allotment option, if any. Following the payment of a special dividend to holders of Celanese Corporation’s Series B common stock in April 2005, all outstanding shares of Series B common stock automatically converted into shares of Celanese Corporation’s Series A common stock pursuant to our second amended and restated certificate of incorporation. As a result, Celanese Corporation currently has no Series B common stock outstanding. In addition, Celanese Corporation has 9,600,000 shares of issued and outstanding 4.25% convertible perpetual preferred stock which are convertible into shares of Series A common stock at any time at a conversion rate of 1.25 shares of Series A common stock for each share of preferred stock, subject to adjustments. The rights to acquire shares of common stock relate to the rights to acquire within 60 days of October 26, 2005, the identified number of shares of common stock underlying the vested stock options held by directors, executive officers and Blackstone Management Partners IV, LLC.

(2)	Less than 1 percent of shares of common stock outstanding (excluding, in the case of all directors and executive officers individually and as a group, shares beneficially owned by the affiliates of The Blackstone Group and BA Capital Investors Sidecar Fund, L.P., respectively).

(3)	Blackstone Capital Partners (Cayman) Ltd. 1 (“Cayman 1”), Blackstone Capital Partners (Cayman) Ltd. 2 (“Cayman 2”), and Blackstone Capital Partners (Cayman) Ltd. 3 (“Cayman 3” and collectively with Cayman 1 and Cayman 2, the “Cayman Entities”) are affiliates of the Blackstone Group. The Cayman Entities and BA Capital Investors Sidecar Fund L.P. are the only selling stockholders in this offering. Blackstone Capital Partners (Cayman) IV L.P. (“BCP IV”) owns 100% of Cayman 1. Blackstone Family Investment Partnership (Cayman) IV-A L.P. (“BFIP”) and Blackstone Capital Partners (Cayman) IV-A L.P. (“BCP IV-A”) collectively own 100% of Cayman 2. Blackstone Chemical Coinvest Partners (Cayman) L.P. (“BCCP” and, collectively with BCP IV, BFIP and BCP IV-A, the “Blackstone Funds”) owns 100% of Cayman 3. Blackstone Management Associates (Cayman) IV L.P. (“BMA”) is the general partner of each of the Blackstone Funds. Blackstone LR Associates (Cayman) IV Ltd. (“BLRA”) is the general partner of BMA and may, therefore, be deemed to have shared voting and investment power over shares of common stock of Celanese Corporation. Mr. Chu, who serves as a Director of Celanese Corporation and is a member of the supervisory board of CAG, is a non-controlling shareholder of BLRA and disclaims any beneficial ownership of shares of common stock of Celanese Corporation beneficially owned by BLRA. Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and controlling persons of BLRA and as such may be deemed to share beneficial ownership of shares of common stock of Celanese Corporation controlled by BLRA. Each of BLRA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. On January 25, 2005, Celanese Corporation issued to Blackstone Management Partners IV L.L.C. (in lieu of granting such options to Directors of Celanese Corporation who are employees of The Blackstone Group in connection with Celanese Corporation’s regular director compensation arrangements) options to acquire an aggregate of 123,110 shares of Series A common stock, of which options to acquire 61,555 shares are currently exercisable. Messrs. Peterson and Schwarzman are controlling persons of Blackstone Management Partners IV L.L.C. and accordingly may be deemed to beneficially own the shares subject to such options. The exercise price for such options is $16 per share. The address of each of the Cayman Entities, the Blackstone Funds, BMA and BLRA is c/o Walkers SPV Limited, P.O. Box 908 GT, George Town, Grand Cayman. The address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(4)	BA Capital Investors Sidecar Fund, L.P. (“BACI”) owns 4.2% of Celanese Corporation. BACI is an affiliate of Bank of America Corporation. BA Capital Management Sidecar, L.P., a Cayman Islands limited partnership (“BACI Management”), as the general partner of BACI, has the power to vote and dispose of securities held by BACI and may therefore be deemed to have shared voting and dispositive power over the shares of common stock that BACI may be deemed to beneficially own. BACM I Sidecar GP Limited, a Cayman Islands limited liability exempted company (“BACM I”), as the general partner of BACI Management, has the shared power to vote and dispose of securities held by BACI Management and may therefore be deemed to have shared voting and dispositive power over the shares of common stock that BACI may be deemed to beneficially own. J. Travis Hain, an employee of Bank of America, National Association, is the managing member of BACM I and, in such capacity, has shared power to vote and dispose of securities held by BACM I and BACI Management, and may therefore be deemed to have shared voting and dispositive power over the shares of common stock that BACI may be deemed to beneficially own. Mr. Hain disclaims such beneficial ownership. BA Equity Investors, Inc., a subsidiary of Bank of America Corporation, is the sole limited partner of BACI, but does not control the voting or disposition of any securities directly or indirectly owned by BACI. The address of each of the persons referred to in this paragraph is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(5)	On February 14, 2006, FMR Corporation reported beneficial ownership of 24,282,436 of the common shares of Celanese Corporation as of December 31, 2005 and the sole power to vote or to direct the vote of 620,225 shares. The address of FMR Corporation is 82 Devonshire Street, Boston, MA 02109.

(6)	The address for each of Messrs. Weidman, Gallagher, Cole, Pohlmann, Shaw, Ballbach, Barlett, Joyce, O’Neill and Sanders is c/o Celanese Corporation, 1601 W. LBJ Freeway, Dallas, TX 75234-6034.

(7)	Mr. Chu is a Senior Managing Director, Mr. Quella is Senior Managing Director and Senior Operating Partner and Messrs. Jenkins and Mukherjee are Principals of The Blackstone Group. Messrs. Chu, Quella, Jenkins and Mukherjee disclaim beneficial ownership of the shares held by affiliates of The Blackstone Group. The address for each of Messrs. Chu, Quella, Jenkins and Mukherjee is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

DESCRIPTION OF INDEBTEDNESS
Amended and Restated Senior Credit Facilities
      On January 26, 2005, BCP Crystal entered into amended and restated senior credit facilities with a syndicate of banks and other financial institutions led by Deutsche Bank AG, New York Branch, as administrative agent, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and Banc of America Securities LLC, as joint book runners, Morgan Stanley Senior Funding, Inc., as syndication agent, and Bank of America, N.A., as documentation agent.
      The amended and restated senior credit facilities provide financing of approximately $2.5 billion. The amended and restated senior credit facilities consist of:

•	a term loan facility in the aggregate amount of approximately $1.4 billion and € 272 million with a maturity on April 6, 2011;

•	an approximate $228 million credit-linked revolving facility with a maturity on April 6, 2009; and

•	a $600 million revolving credit facility with a maturity on April 6, 2009.
      BCP Crystal is the borrower under the term loan facility, and BCP Crystal and CAC are the initial borrowers under the credit-linked revolving facility and the revolving credit facility. Certain of BCP Crystal’s subsidiaries may be designated as additional borrowers under the revolving credit facility. A portion of the revolving credit facility may be made available to BCP Crystal’s non-U.S. subsidiary borrowers in euros. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees
      The borrowings under the amended and restated senior credit facilities bear interest at a rate equal to an applicable margin plus, at BCP Crystal’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank AG, New York Branch and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the credit-linked revolving facility and the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings (in each case subject to a step-down based on a performance test). The applicable margin for borrowings under the euro denominated portion of the term loan facility is 2.50% (subject to a step-down based on a performance test).
      In November 2005, BCP Crystal amended its amended and restated senior credit facilities to lower the applicable margin for borrowings under the U.S. dollar denominated portion of the term loan facility from 2.25% to 2.00% (with respect to LIBOR borrowings) and from 1.25% to 1.00% (with respect to base rate borrowings). In addition, a further reduction of such applicable margin to 1.75% (with respect to LIBOR borrowings) and 0.75% (with respect to base rate borrowings) is allowed if certain conditions are met.
      In addition to paying interest on outstanding principal under the amended and restated senior credit facilities, BCP Crystal is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.75%. BCP Crystal is also required to pay a facility fee to the lenders under the credit-linked revolving facility in respect of the total credit-linked deposits thereunder at a rate equal to 2.50% (subject to a reduction based on a performance test) (plus an amount equal to the administrative costs for investing the credit-linked deposits). BCP Crystal also pays customary letter of credit fees.

Prepayments
      The amended and restated senior credit facilities require BCP Crystal to prepay outstanding term loans, subject to certain exceptions, with:

•	75% (which percentage will be reduced to 50% if BCP Crystal’s leverage ratio is less than 3.00 to 1.00 for any fiscal year ending on or after December 31, 2005) of its excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if BCP Crystal does not reinvest or contract to reinvest those proceeds in assets to be used in BCP Crystal’s business or to make certain other permitted investments within 12 months, subject to certain limitations;

•	100% of the net cash proceeds of any incurrence of debt other than debt permitted under the amended and restated senior credit facilities, subject to certain exceptions; and

•	50% of the net cash proceeds of issuances of equity of Celanese Holdings LLC (“Celanese Holdings”), subject to certain exceptions.
      BCP Crystal may voluntarily repay outstanding loans under the amended and restated senior credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization
      The term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments, with the remaining amount payable on April 6, 2011.
      Principal amounts outstanding under the credit-linked revolving facility and the revolving credit facility are due and payable in full on April 6, 2009.

Guarantee and Security
      All obligations under the amended and restated senior credit facilities are unconditionally guaranteed by Celanese Holdings and, subject to certain exceptions, each of BCP Crystal’s existing and future domestic subsidiaries (other than BCP Crystal’s receivables subsidiaries), referred to collectively as the U.S. Guarantors. The portion of the amended and restated senior credit facilities borrowed by CAC, and any subsidiaries designated as additional borrowers under the revolving credit facility, is guaranteed by BCP Crystal.
      All obligations under the amended and restated senior credit facilities, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by a first priority lien on substantially all the assets of Celanese Holdings, BCP Crystal and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of the capital stock of BCP Crystal, to the extent owned by Celanese Holdings, 100% of the capital stock of all U.S. Guarantors, and 65% of the capital stock of each of BCP Crystal’s non-U.S. subsidiaries that is directly owned by BCP Crystal or one of the U.S. Guarantors; and

•	a security interest in substantially all other tangible and intangible assets of Celanese Holdings, BCP Crystal and each U.S. Guarantor (but excluding receivables sold to a receivables subsidiary under a receivables facility).
      All obligations of each non-U.S. subsidiary designated as an additional borrower under the revolving credit facility will be secured by a pledge of the capital stock of such non-U.S. subsidiary.

Certain Covenants and Events of Default
      The amended and restated senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Celanese Holdings and its subsidiaries, to:

•	sell assets;

•	incur additional indebtedness or issue preferred stock;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase their capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing BCP Crystal’s indebtedness;

•	change the business conducted by Celanese Holdings and its subsidiaries (including BCP Crystal);

•	enter into agreements that restrict dividends from subsidiaries; and

•	enter into hedging agreements.
      In addition, the amended and restated senior credit facilities require BCP Crystal to maintain the following financial covenants:

•	a maximum total leverage ratio;

•	a minimum interest coverage ratio; and

•	a maximum capital expenditures limitation.
      The amended and restated senior credit facilities also contain certain customary affirmative covenants and events of default. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows—Liquidity—Covenants” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference herein, for a description of the ratios BCP Crystal is required to maintain under the amended and restated senior credit facilities.
Senior Subordinated Notes due 2014

General
      In June and July 2004, Celanese Caylux (“BCP Caylux”) issued $1,225 million aggregate principal amount of 9 5/8% U.S. Dollar-denominated senior subordinated notes and €200 million principal amount of 10 3/8 % Euro-denominated senior subordinated notes that mature on June 15, 2014 in a private transaction not subject to the registration requirements under the Securities Act. In October 2004, BCP Crystal assumed all rights and obligations of BCP Caylux under the senior subordinated notes. In February 2005, BCP Crystal redeemed approximately 35% of the aggregate principal amount of the senior subordinated notes with a portion of the net proceeds from the offering by Celanese Corporation of its Series A common stock and preferred stock that was contributed to BCP Crystal for such purpose.

Ranking
      The senior subordinated notes are BCP Crystal’s senior subordinated unsecured obligations and rank junior in right of payment to all of BCP Crystal’s existing and future senior indebtedness; rank equally in right of payment with all of BCP Crystal’s existing and future senior subordinated indebtedness; are effectively subordinated in right of payment to all of BCP Crystal’s existing and future secured indebtedness (including obligations under the amended and restated senior credit facilities), to the extent of the value of the assets securing such indebtedness; are structurally subordinated to all obligations of each of BCP Crystal’s subsidiaries that are not guarantors; and rank senior in right of payment to all of BCP Crystal’s future subordinated indebtedness.

Optional Redemption
      The dollar senior subordinated notes and the euro senior subordinated notes may be redeemed, in each case, at BCP Crystal’s option, in whole or in part, at any time prior to June 15, 2009, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the senior subordinated notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the senior subordinated notes at June 15, 2009 (as set forth in the table below), plus (ii) all required interest payments due on the senior subordinated notes through June 15, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.
      The dollar senior subordinated notes and the euro senior subordinated notes may be redeemed, in each case, at BCP Crystal’s option, in whole or in part, at any time on or after June 15, 2009, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve month period commencing on June 15 of the years set forth below:

Dollar Senior Subordinated Notes

Period	Redemption Price

2009	104.813%
2010	103.208%
2011	101.604%
2012 and thereafter	100.000%

Euro Senior Subordinated Notes

Period	Redemption Price

2009	105.188%
2010	103.458%
2011	101.729%
2012 and thereafter	100.000%
      In addition, at any time on or prior to June 15, 2007, (x) up to 35% of the aggregate principal amount of the dollar senior subordinated notes originally issued and (y) up to 35% of the aggregate principal amount of the euro senior subordinated notes originally issued shall be redeemable, in each case, in cash at BCP Crystal’s option at a redemption price of 109.625% of the principal amount thereof in the case of the dollar senior subordinated notes and 110.375% of the principal amount thereof in the case of the euro senior subordinated notes, plus, in each case, accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of dollar senior subordinated notes in the case of each redemption of dollar senior subordinated notes, and at least 65% of euro senior subordinated notes in the case of each redemption of euro senior subordinated notes, in each case remains outstanding after each such redemption and provided, further, that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control
      Upon the occurrence of a change of control, which is defined in the indenture governing the senior subordinated notes, each holder of the senior subordinated notes has the right to require BCP Crystal to repurchase some or all of such holder’s senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants
      The indenture governing the senior subordinated notes contains covenants limiting, among other things, BCP Crystal’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase capital stock of BCP Crystal or its parent entities;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to BCP Crystal;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default
      The indenture governing the senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such senior subordinated notes to become or to be declared due and payable.
      As of March 31, 2006, BCP Crystal was in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.
Senior Discount Notes due 2014

General
      In September 2004, our subsidiaries Crystal US 3 Holdings L.L.C. and Crystal US Sub 3 Corp. (collectively, “Crystal 3”), issued $853 million aggregate principal amount at maturity ($513 million in gross proceeds) of their Senior Discount Notes due 2014 (the “senior discount notes”) consisting of $163 million aggregate principal amount at maturity of its 10% Series A Senior Discount Notes (the “series A notes”) and $690 million aggregate principal amount at maturity of their 10 1/2 % Series B Senior Discount Notes (the “series B notes”). Prior to October 1, 2009, interest will accrue on the senior discount notes in the form of an increase in their accreted value. Cash interest payments will be due and payable beginning on April 1, 2010. In February 2005, Crystal 3 redeemed approximately 35% of the aggregate principal amount at maturity of the senior discount notes with a portion of the net proceeds from the offering by Celanese Corporation of its Series A common stock and preferred stock that was contributed to Crystal 3 for that purpose.

Ranking
      The senior discount notes are Crystal 3’s unsecured obligations and rank equally with all of Crystal 3’s future senior obligations and senior to Crystal 3’s future subordinated indebtedness. The senior discount notes are effectively subordinated to Crystal 3’s future secured indebtedness to the extent of the assets securing that indebtedness and are structurally subordinated to all indebtedness and other obligations of Crystal 3’s subsidiaries, including Celanese Holdings and BCP Crystal.

Optional Redemption
      The senior discount notes may be redeemed at Crystal 3’s option, in whole or in part, at any time prior to October 1, 2009, at a redemption price equal to 100% of the accreted value of the senior discount notes redeemed, plus the greater of: (1) 1.0% of the then outstanding accreted value of the senior discount notes; and (2) the excess of (a) the present value at such redemption date of the redemption price of the senior discount notes at October 1, 2009 (as set forth in the table below), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding accreted value of the senior discount notes.
      The senior discount notes may be redeemed, in each case, at Crystal 3’s option, in whole or in part, at any time on or after October 1, 2009, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve month period commencing on October 1 of the years set forth below:

Series A Notes

Period	Redemption Price

2009	105.000%
2010	103.333%
2011	101.667%
2012 and thereafter	100.000%

Series B Notes

Period	Redemption Price

2009	105.250%
2010	103.500%
2011	101.750%
2012 and thereafter	100.000%
      In addition, at any time on or prior to October 1, 2007, (i) up to 35% of the aggregate principal amount at maturity of the series A notes may be redeemed at Crystal 3’s option at a redemption price of 110% of the accreted value thereof, plus additional interest, if any, to the redemption date, with the proceeds of certain equity offerings; provided, however, at least 65% of the original aggregate principal amount at maturity of series A notes remains outstanding after each such redemption, and (ii) (x) up to 35% of the aggregate principal amount at maturity of the series B notes may be redeemed at Crystal 3’s option at a redemption price of 110.500% of the accreted value thereof, plus additional interest, if any, to the redemption date, with proceeds of certain equity offerings; provided, however, at least 65% of the original aggregate principal amount at maturity of the series B notes remains outstanding after each such redemption, or (y) all, but not less than all, of the series B notes shall be redeemed at Crystal 3’s option at a redemption price of 110.500% of the accreted value thereof, plus additional interest, if any, to the redemption date, with the proceeds of certain equity offerings; in each case provided, that such redemption will occur within 90 days after the date on which such equity offering is consummated.

Change of Control
      Upon the occurrence of a change of control, which is defined in the indenture governing the senior discount notes, each holder of the senior discount notes has the right to require Crystal 3 to repurchase some or all of such holder’s senior discount notes at a purchase price in cash equal to 101% of the accreted value thereof, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

Covenants
      The indenture governing the senior discount notes contains covenants limiting, among other things, Crystal 3’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends on or make other distributions or repurchase capital stock of Crystal 3 or make other restricted payments;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Crystal 3 or other restricted subsidiaries;

•	sell certain assets or merge with or into other companies.

Events of Default
      The indenture governing the senior discount notes also provides for events of default which, if any of them occurs, would permit or require the accreted value of and accrued interest on such senior discount notes to become or to be declared due and payable.
      As of March 31, 2006, Crystal 3 was in compliance in all material respects with all covenants and provisions contained under the indenture governing the senior discount notes.

SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of Series A common stock for sale will have on the market price of our Series A common stock. Nevertheless, sales of substantial amounts of Series A common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.
      As of May 8, 2006, we had a total of 158,562,161 shares of Series A common stock outstanding. Of the outstanding shares, the shares sold in our January 2005 initial public offering and in our November 2005 and December 2005 offering by the selling stockholders are, and the shares sold in this offering will be, freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of Series A common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.
      Subject to the lock-up agreements described below and the provisions of Rule 144, approximately 40,367,139 million additional shares of our common stock will be available for sale in the public market after the expiration of any such lock-up period (subject to volume limitations and other conditions under Rule 144).
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately 1.6 million shares; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Lock-Up Agreements
      We and the selling stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 60 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of Series A common stock or any securities convertible into or exercisable or exchangeable for our Series A common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Series A common stock or any securities convertible or exercisable or exchangeable for our Series A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Series A common stock;
whether any such transaction described above is to be settled by delivery of our Series A common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of our Series A common stock to the underwriter in this offering;

•	the issuance by us of shares of Series A common stock upon conversion, redemption, exchange or otherwise pursuant to the terms of our convertible perpetual preferred stock, or upon the exercise of an option, or a warrant or a similar security or the conversion of a security outstanding on the date hereof and reflected in this prospectus supplement and the accompanying prospectus;

•	the grants by us of options or stock, or the issuance by us of stock, under our benefit plans (or the filing of one or more registration statements covering such issuances or grants) described in this prospectus supplement and the accompanying prospectus;

•	permitted sales and transfers by us of Series A common stock under the Celanese Americas Retirement Savings Plan;

•	distributions of shares of Series A common stock or any security convertible into Series A common stock to limited partners or stockholders of the selling stockholders, provided that the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 60-day period;

•	the issuance of Series A common stock in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto, provided that, subject to certain exceptions, the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 60-day period;

•	transactions by any person other than us relating to shares of Series A common stock acquired in open market transactions after the completion of this offering; and

•	the filing of a registration statement pursuant to the registration rights of any of the selling stockholders.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our Series A common stock as of the date hereof. Except where noted, this summary deals only with Series A common stock that is held as a capital asset by a non-U.S. holder.
      A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
      If a partnership holds our Series A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series A common stock, you should consult your tax advisors.
      If you are considering the purchase of our Series A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Series A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
      Distributions paid to a non-U.S. holder of our Series A common stock that qualify as dividends generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our Series A common stock who wishes to claim the benefit of an applicable treaty and avoid backup withholding, as discussed below, on dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our Series A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
      A non-U.S. holder of our Series A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
      If we determine, at a time reasonably close to the date of payment of a distribution on our Series A common stock, that the distribution will not qualify as a dividend because we will have insufficient current and accumulated earnings and profits, we may elect not to withhold any United States federal income tax on the distribution as permitted by Treasury regulations. If we or another withholding agent withholds tax on any such distribution that is made during a taxable year for which we have insufficient current and accumulated earnings and profits, you may be entitled to a refund of the tax withheld, which you may claim by filing a United States tax return. Though no assurance can be given, we believe that we will have current earnings and profits as determined for United States federal income tax purposes for the current year, although we do not presently believe we will have any accumulated earnings and profits. Because our earnings and profits in future years will depend in significant part on our future profits or losses, which we cannot accurately predict, we do not know whether we will have current earnings and profits in the future.
Gain on Disposition of Series A Common Stock
      Any gain realized on the disposition of our Series A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
      Series A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of distributions qualifying as dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Series A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITER
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, among Celanese Corporation, the selling stockholders and Goldman, Sachs & Co., which we refer to as the underwriter, the underwriter has agreed to purchase, and the selling stockholders have agreed to sell to the underwriter, severally, 35,000,000 shares of Series A common stock.
      The underwriter is offering the shares of Series A common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Series A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Series A common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.
      The underwriter proposes to offer the shares of Series A common stock from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Series A common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the Series A common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of Series A common stock for whom they may act as agents or to whom they may sell as principal.
      The selling stockholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 5,250,000 additional shares of Series A common stock at the same price per share to be paid by the underwriter for the other shares offered hereby. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Series A common stock offered by this prospectus supplement. If the underwriter’s over-allotment option is exercised in full, the total proceeds to the selling stockholders would be approximately $           million.
      We and the selling stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 60 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of Series A common stock or any securities convertible into or exercisable or exchangeable for our Series A common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Series A common stock or any securities convertible or exercisable or exchangeable for our Series A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Series A common stock;
whether any such transaction described above is to be settled by delivery of our Series A common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of our Series A common stock to the underwriter in this offering;

•	the issuance by us of shares of Series A common stock upon conversion, redemption, exchange or otherwise pursuant to the terms of our convertible perpetual preferred stock or upon the exercise of an option, or a warrant or a similar security or the conversion of a security outstanding on the date hereof and reflected in this prospectus supplement and the accompanying prospectus;

•	the grants by us of options or stock, or the issuance by us of stock, under our benefit plans (or the filing of one or more registration statements covering such issuances or grants) described in this prospectus supplement and the accompanying prospectus;

•	permitted sales and transfers by us of Series A common stock under the Celanese Americas Retirement Savings Plan;

•	distributions of shares of Series A common stock or any security convertible into Series A common stock to limited partners or stockholders of the selling stockholders, provided that the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 60-day period;

•	the issuance of Series A common stock in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto, provided that, subject to certain exceptions, the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 60-day period;

•	transactions by any person other than us relating to shares of Series A common stock acquired in open market transactions after the completion of this offering; and

•	the filing of a registration statement pursuant to the registration rights of any of the selling stockholders.
      The estimated offering expenses payable by us are approximately $750,000, which includes legal, accounting and printing costs and various other fees associated with registering the Series A common stock.
      In order to facilitate the offering of the Series A common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A common stock. Specifically, the underwriter may sell more stock than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of stock available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing stock in the open market. In determining the source of stock to close out a covered short sale, the underwriter will consider, among other things, the open market price of stock compared to the price available under the over-allotment option. The underwriter may also sell stock in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Series A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Series A common stock, the underwriter may bid for, and purchase, Series A common stock in the open market. Any of these activities may stabilize or maintain the market price of the Series A common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.
      From time to time, the underwriter and its affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions.
      The Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      We, the selling stockholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.
      The underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.
      The shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances which result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
      If you purchase shares of Series A common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.
NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the shares of Series A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Series A common stock are made. Any resale of the Series A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Series A common stock.
Representations of Purchasers
      By purchasing shares of Series A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Series A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the Series A common stock to the regulatory authority that by law is entitled to collect the information.
Further details concerning the legal authority for this information is available on request.
Rights of Action – Ontario Purchasers Only
      Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Series A common stock, for rescission against us and the selling stockholders in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Series A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Series A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the Series A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Series A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
      Canadian purchasers of Series A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Series A common stock in their particular circumstances and about the eligibility of the Series A common stock for investment by the purchaser under relevant Canadian legislation.
VALIDITY OF THE SHARES
      The validity of the shares of common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriter by Davis Polk & Wardwell, New York, New York. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds affiliated with our largest shareholder, The Blackstone Group.

PROSPECTUS
CELANESE CORPORATION
SERIES A COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES

      We may offer and sell shares of our Series A common stock, preferred stock or depositary shares from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. In addition, certain selling stockholders may offer and sell shares of our Series A common stock, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.
      Each time any securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.
      You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      Investing in our securities involves risks. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

May 9, 2006

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell securities in one or more offerings or resales. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”
      You should rely only on the information contained in this prospectus. Neither we nor any of our subsidiaries has authorized anyone to provide you with information different from that contained in this prospectus. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.
      You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospectus may have changed since that date.

AVAILABLE INFORMATION
      We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.
      We have filed with the SEC a registration statement on Form S-3 related to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus and in the documents previously filed with the SEC and incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus so long as the registration statement of which this prospectus is a part remains effective:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 9, 2006;

•	our Current Reports on Form 8-K, filed on January 6, 2006, March 7, 2006, March 13, 2006, April 6, 2006 and April 11, 2006; and

•	the description of our Series A common stock contained in our Form 8-A, filed on January 18, 2005.
      You can request a copy of these filings at no cost, by writing or calling us at the following address:
           Celanese Corporation
          1601 West LBJ Freeway
          Dallas, TX 75234-6034
          (972) 443-4000
      You should read the information in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

OUR COMPANY
      All references in this prospectus to “we,” “our” and “us” refer collectively to Celanese Corporation and its consolidated subsidiaries.
      We are an integrated global producer of value-added industrial chemicals and have the first or second market positions worldwide in products comprising the majority of our sales. We are the world’s largest producer of acetyl products, including acetic acid and vinyl acetate monomer (“VAM”), polyacetal products (“POM”), as well as a leading global producer of high-performance engineered polymers used in consumer and industrial products and designed to meet highly technical customer requirements. Our operations are located in North America, Europe and Asia. In addition, we have substantial ventures primarily in Asia. We believe we are one of the lowest-cost producers of key building block chemicals in the acetyls chain, such as acetic acid and VAM, due to our economies of scale, operating efficiencies and proprietary production technologies. We have a large and diverse global customer base consisting principally of major companies in a broad array of industries.
      We operate primarily through four business seqments: Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products.

Chemical Products
      Our Chemical Products segment produces and supplies acetyl products, including acetic acid, acetate esters, VAM, polyvinyl alcohol and emulsions. We are a leading global producer of acetic acid, the world’s largest producer of VAM and the largest North American producer of methanol, the major raw material used for the production of acetic acid. We are also the largest polyvinyl alcohol producer in North America. These products are generally used as building blocks for value-added products or in intermediate chemicals used in the paints, coatings, inks, adhesives, films, textiles and building products industries. Other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products.

Technical Polymers Ticona
      Our Technical Polymers Ticona segment (“Ticona”) develops, produces and supplies a broad portfolio of high performance technical polymers for use in automotive and electronics products and in other consumer and industrial applications, often replacing metal or glass. Together with our 45%-owned venture Polyplastics Co. Ltd (“Polyplastics”), our 50%-owned venture Korea Engineering Plastics Company Ltd., or KEPCO, and Fortron Industries, our 50-50 venture with Kureha Chemicals Industry of Japan, we are a leading participant in the global technical polymers business. The primary products of Ticona are polyacetal products, or POM, and GUR, an ultra-high molecular weight polyethylene. POM is used in a broad range of products including automotive components, electronics and appliances. GUR is used in battery separators, conveyor belts, filtration equipment, coatings and medical devices.

Acetate Products
      Our Acetate Products segment primarily produces and supplies acetate tow, which is used in the production of filter products. We are one of the world’s leading producers of acetate tow including production by our ventures in China. In October 2004, we announced plans to consolidate our acetate flake and tow manufacturing by early 2007 and to exit the acetate filament business, which ceased production in April 2005. This restructuring has been implemented to increase efficiency, reduce over-capacities in certain manufacturing areas and to focus on products and markets that provide long-term value.

Performance Products
      The Performance Products segment operates under the trade name of Nutrinova and produces and sells a high intensity sweetener and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries.

      Our principal executive offices are located at 1601 West LBJ Freeway, Dallas, TX 75234-6034 and our main telephone number is +1-972-443-4000.

SUMMARY
      The following summary describes the securities that may be offered pursuant to this prospectus in general terms only. You should read the summary together with the more detailed information contained in the rest of this prospectus and the applicable prospectus supplement.

Common Stock	We and/or certain selling stockholders may sell shares of our Series A common stock, par value $.0001 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock	We may sell our preferred stock, par value $.01 per share, in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the stated value of the shares of the series, the voting rights of the shares of the series, whether or not and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Terms Specified in Prospectus Supplement	When we decide to sell particular securities, we will prepare a prospectus supplement, describing the securities offering and the specific terms of the securities. You should carefully read this prospectus and any applicable prospectus supplement. We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any other prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

We will offer our securities to investors on terms determined by market and other conditions. Our securities may be sold for U.S. dollars or foreign currency.

In any prospectus supplement we prepare, we will provide the name of and compensation to each dealer, underwriter or agent, if any, involved in the sale of the securities being offered and the managing underwriters for any securities sold to or through underwriters.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.
      As used in this prospectus, the term “Domination Agreement” refers to the domination and profit and loss transfer agreement between CAG and our subsidiary, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft, KG) (the “Purchaser”), pursuant to which the Purchaser became obligated on October 1, 2004 to offer to acquire all outstanding ordinary shares of CAG from the minority shareholders of CAG in return for payment of fair cash compensation in accordance with German law. Celanese AG is incorporated as a stock corporation (Aktiengesellschaft, AG) organized under the laws of the Federal Republic of Germany. As used in this prospectus, the term “CAG” refers to (i) prior to the organizational restructuring of Celanese and certain of its subsidiaries in October 2004 (the “Restructuring”), Celanese AG and Celanese Americas Corporation, their consolidated subsidiaries, their non-consolidated subsidiaries, ventures and other investments, and (ii) following the Restructuring, Celanese AG, its consolidated subsidiaries, its non-consolidated subsidiaries, ventures and other investments, except that with respect to shareholder and similar matters where the context indicates, “CAG” refers to Celanese AG.
      As used in this prospectus, the term “Sponsor” refers to The Blackstone Group. The term “Original Shareholders” refers to Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.
      As used in this prospectus, the term “second amended and restated certificate of incorporation” refers to our Second Amended and Restated Certificate of Incorporation. As used in this prospectus, the term “by-laws” refers to our Amended and Restated By-laws.
      Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics and construction industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

•	increased price competition and the introduction of competing products by other companies;

•	the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Ticona and Performance Products segments of our business;

•	changes in the degree of patent and other legal protection afforded to our products;

•	compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

•	changes in currency exchange rates and interest rates;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and venture activities;

•	inability to successfully integrate current and future acquisitions;

•	pending or future challenges to the Domination Agreement; and

•	various other factors, both referenced and not referenced in this prospectus.
      Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus and the documents incorporated herein by reference as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS
      In the case of a sale of securities by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of Series A common stock by any selling stockholders, we will not receive any of the proceeds from such sale. We will pay all expenses (other than underwriting discounts or commissions or transfer taxes) of the selling stockholders in connection with any such offering.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
      The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Predecessor			Successor

							Three Months
	Year Ended			Three Months	Nine Months		Ended
	December 31			Ended	Ended	Year Ended	March 31,
				March 31,	December 31,	December 31,
	2001	2002	2003	2004	2004	2005	2005	2006

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	3.4	3.4	5.6	—	1.8	1.2	2.9

(1)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings is the amount resulting from (1) adding (a) earnings (loss) from continuing operations before tax and minority interests, (b) income distributions from equity investments, (c) amortization of capitalized interest and (d) fixed charges equity in net earnings of affiliates and (2) subtracting equity in net earnings of affiliates. Fixed charges is the sum of (w) interest expense, (x) capitalized interest, (y) estimated interest portion of rent expense and (z) guaranteed payment to CAG minority shareholders. Preferred stock dividend is the amount of cumulative undeclared and declared preferred stock dividends. See our reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as described under “Available Information,” for more information.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material provisions of our capital stock, as well as other material terms of our second amended and restated certificate of incorporation and by-laws. We refer you to our second amended and restated certificate of incorporation and to our amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
      As of April 3, 2006, our authorized capital stock consisted of (i) 500,000,000 shares of common stock, par value $.0001 per share, consisting of 400,000,000 shares of Series A common stock of which 158,562,161 shares were issued and outstanding and 100,000,000 shares of Series B common stock of which none were issued and outstanding, and (ii) 100,000,000 shares of preferred stock, par value $.01 per share, of which 9,600,000 were designated convertible perpetual preferred stock and were issued and outstanding. Following the payment of a special dividend to holders of our Series B common stock in April 2005, all of the then outstanding shares of Series B common stock automatically converted into shares of our Series A common stock pursuant to our second amended and restated certificate of incorporation.

Common Stock
      Voting Rights. Holders of common stock are entitled to one vote per share on all matters with respect to which the holders of common stock are entitled to vote. The holders of the Series A common stock and Series B common stock will vote as a single class on all matters with respect to which the holders of common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of the holders of a majority of the outstanding shares of Series B common stock, voting as a separate class, is also required to approve any amendment to our second amended and restated certificate of incorporation or by-laws, whether by merger, consolidation or otherwise by operation of law, which would adversely affect the rights of the Series B common stock. The holders of common stock do not have cumulative voting rights in the election of directors.
      Dividend Rights. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and factors that our board of directors may deem relevant.
      Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.
      Other Matters. The common stock has no preemptive rights and, if fully paid, is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable, and the shares of our Series A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock
      Our second amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
      For a description of our existing convertible perpetual preferred stock, see “Description of Existing Convertible Perpetual Preferred Stock.”
Anti-Takeover Effects of Certain Provisions of Our Second Amended and Restated Certificate of Incorporation and By-laws
      Certain provisions of our second amended and restated certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Classified Board of Directors
      Our second amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our second amended and restated certificate of incorporation and the by-laws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors, but must consist of not less than seven or more than fifteen directors.
Conflicts of Interest
      Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our second amended and restated certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities. Our second amended and restated certificate of incorporation provides that none of the Original Shareholders (including the Sponsor) or their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us. In addition, in the event that any Original Shareholder (including the Sponsor) or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates and for us or our affiliates, such Original Shareholder or non-employee director will have no duty to communicate or offer such transaction or business opportunity to us and may take any such opportunity for themselves or offer it to another person or entity. Our second amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Celanese Corporation. No business opportunity offered to any non-employee director will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our second amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Removal of Directors
      Our second amended and restated certificate of incorporation and by-laws provide that (i) prior to the date on which the Sponsor and its affiliates cease to beneficially own, in aggregate, at least 50.1% in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date the Sponsor and its affiliates cease to beneficially own, in aggregate, at least 50.1% in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our second amended and restated certificate of incorporation also provides that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors; provided that so long as affiliates of our Sponsor own at least 25% of the total voting power of our capital stock, such positions can only be filled by our stockholders.
No Cumulative Voting
      The Delaware General Corporation Law, or the DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation does not expressly provide for cumulative voting.
Calling of Special Meetings of Stockholders
      Our second amended and restated certificate of incorporation provides that a special meeting of our stockholders may be called at any time only by the chairman of the board of directors, the board or a committee of the board of directors which has been granted such authority by the board.
Stockholder Action by Written Consent
      The DGCL permits stockholder action by written consent unless otherwise provided by the second amended and restated certificate of incorporation. Our second amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which the Sponsor and its affiliates ceases to beneficially own, in the aggregate, at least 50.1% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date on which the proxy materials for the previous year’s annual meeting were first mailed. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to the Sponsor and its affiliates, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Supermajority Provisions
      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or by-laws, unless the certificate of incorporation requires a greater percentage. Our second amended and restated certificate of incorporation provides that the following provisions in the second amended and restated certificate of incorporation and by-laws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting together as a single class:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors, a committee of our board of directors (if duly authorized to call special meetings), and the chairman of our board of directors;

•	filling of vacancies on our board of directors and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.
      In addition, our second amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our second amended and restated certificate of incorporation.
Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases and redemptions); or

•	for transactions from which the director derived improper personal benefit.
      Our second amended and restated certificate of incorporation and by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Delaware Anti-takeover Statute
      We are a Delaware corporation and are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.
Transfer Agent and Registrar
      Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.) is the transfer agent and registrar for our Series A common stock.
Listing
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
Authorized but Unissued Capital Stock
      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our Series A common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

DESCRIPTION OF EXISTING CONVERTIBLE PERPETUAL PREFERRED STOCK
General
      The existing preferred stock is a single series of preferred stock consisting of 9,600,000 shares. The existing preferred stock ranks junior to all of our and our subsidiaries’ existing and future obligations and senior in right of payment to all of our common stock now outstanding or to be issued in the future. We are not entitled to issue any class or series of our capital stock the terms of which provide that such class or series will rank senior to the existing preferred stock without the consent of the holders of at least two-thirds of the outstanding shares of the existing preferred stock.
Dividends
      Holders of the shares of existing preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of existing preferred stock at the annual rate of 4.25% of the liquidation preference per share. Dividends are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2005. Accumulated unpaid dividends cumulate at the annual rate of 4.25% and are payable in the manner provided above.
      For so long as the existing preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock except for the special Series B common stock dividends and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of preferred stock and any parity stock for all preceding dividend periods.
Conversion Rights
      Holders of the existing preferred stock may, at any time, convert shares of existing preferred stock into shares of our Series A common stock at a conversion rate of 1.25 shares of Series A common stock per $25 liquidation preference of existing preferred stock, subject to certain adjustments.
      If a holder of shares of existing preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of existing preferred stock who convert their shares into our Series A common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of existing preferred stock a number of our authorized but unissued shares of Series A common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of existing preferred stock.
Make Whole Payment Upon the Occurrence of a Fundamental Change
      If the holder of the existing preferred stock elects to convert its existing preferred stock upon the occurrence of a fundamental change (a transaction or event that involves the exchange, conversion or acquisition in connection with which 90% or more of our share of Series A common stock are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not at least 90% shares of common stock that is not traded on a national securities exchange or approved for quotation thereof in an interdealer quotation system of any registered United States national securities exchange) that occurs prior to February 1, 2015, in certain circumstances, the holder of the existing preferred stock will be entitled to receive, in addition to a number of shares of Series A common stock equal to the applicable conversion rate, an additional number of shares of Series A common stock. In no event will the total number of shares of Series A common stock issuable upon conversion exceed 1.5625 per $25 liquidation preference per share of preferred stock, subject to adjustments in the same manner as the conversion rate.
Adjustments to the Conversion Rate
      The conversion rate is subject to adjustment from time to time if any of the following events occur: the issuance of common stock as a dividend, a distribution of our common stock, certain subdivisions and combinations of our common stock, the issuance to holders of our common stock of certain rights or warrants to purchase common stock, certain dividends or distributions of capital stock, evidences of indebtedness, other assets or cash to holders of common stock, or under certain circumstances, a payment we make in respect of a tender offer or exchange offer for our common stock.
      We may adopt a rights agreement following consummation of this offering, pursuant to which certain rights would be issued with respect to our shares of Series A common stock. In certain circumstances, the holder of the existing preferred stock would receive, upon conversion of its existing preferred stock, in addition to the Series A common stock, the rights under any such rights agreement (if adopted) or any other rights plan then in effect.
Optional Redemption
      We may not redeem any shares of existing preferred stock before February 1, 2010. On or after February 1, 2010, we will have the option to redeem some or all the shares of existing preferred stock at a redemption price of 100% of the liquidation preference, plus an amount equal to accumulated and unpaid dividends to the redemption date, but only if the closing sale price of our Series A common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice exceeds 130% of the conversion price in effect on each such day. In addition, if on or after February 1, 2010, on any quarterly dividend payment date, the total number of shares of existing preferred stock outstanding is less than 15% of the total number of shares of the existing preferred stock outstanding at the time of this offering, we will have the option to redeem the shares of outstanding existing preferred stock, in whole but not in part, at a redemption price of 100% of the liquidation preference, plus an amount equal to accumulated and unpaid dividends to the redemption date. If full cumulative dividends on the existing preferred stock have not been paid, the existing preferred stock may not be redeemed and we may not purchase or acquire any shares of existing preferred stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of existing preferred stock and any parity stock.
Designated Event
      If a designated event occurs, each holder of shares of existing preferred stock will have the right to require us, subject to legally available funds, to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends to, but excluding, the date of redemption. We may choose to pay the redemption price in cash, shares of Series A common stock, or a combination thereof. If we elect to pay all or a portion of the redemption price in shares of Series A common stock, the shares of Series A common stock will be valued at a discount of 2.5% below the average of the closing sale prices for the ten consecutive trading days ending on the fifth trading day prior to the redemption date. Our ability to redeem all or a portion of the existing preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt that may be required to be repaid or repurchased in connection with a designated event and to any contractual restrictions contained in the terms of any indebtedness that we have at that time. If, following a designated event, we are prohibited from paying the redemption price of the existing preferred stock in cash under the terms of our debt instruments, but are not prohibited under applicable law from paying such redemption price in our shares of Series A common stock, we will pay the redemption price of the existing preferred stock in our shares of Series A common stock. However, in no event will we be required to deliver more than 240,000,000 shares of Series A common stock in satisfaction of the redemption price (subject to adjustment).

Voting Rights
      Unless otherwise determined by our board of directors, holders of shares of existing preferred stock will not have any voting rights except as described below, as provided in our second amended and restated certificate of incorporation or as otherwise required from time to time by law. Whenever (1) dividends on any shares of the existing preferred stock or any other class or series of stock ranking on a parity with the existing preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the date shares of existing preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a designated event) then, immediately prior to the next annual meeting of shareholders, the total number of directors constituting the entire board will automatically be increased by two and in each case, the holders of shares of existing preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of such directors at the next annual meeting of stockholders and each subsequent meeting until the redemption price or all dividends accumulated on the preferred stock have been fully paid or set aside for payment. Directors elected by the holders of the existing preferred stock shall not be divided into the classes of the board of directors and the term of office of all directors elected by the holders of existing preferred stock will terminate immediately upon the termination of the right of the holders of existing preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two. Each holder of shares of the existing preferred stock will have one vote for each share of existing preferred stock held.
      So long as any shares of the existing preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of existing preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our second amended and restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or adversely affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock; provided, however, that any increase in the amount of the authorized Series A common stock or authorized preferred stock or the creation and issuance of other series of Series A common stock or preferred stock ranking on a parity with or junior to the existing preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.
Liquidation Preference
      In the event of our liquidation, dissolution or winding up, the holders of existing preferred stock will be entitled to receive out of our assets available for distribution of an amount equal to the liquidation preference per share of existing preferred stock held by that holder, plus an amount equal to all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior stock, including our Series A common stock, but after any distributions on any of our indebtedness.
Listing
      Our existing 4.25% convertible perpetual preferred stock is listed on the New York Stock Exchange under the symbol “CE Pr”.

DESCRIPTION OF OFFERED PREFERRED STOCK
General
      The following description sets forth some general terms and provisions of the preferred stock we may offer pursuant to this prospectus. The number of shares and all of the relative rights, preferences and limitations of the respective series of offered preferred stock that the board of directors or the committee establishes will be described in the applicable prospectus supplement. The terms of particular series of offered preferred stock may differ, among other things, in:

•	designation;

•	number of shares that constitute the series;

•	dividend rate, or the method of calculating the dividend rate;

•	dividend periods, or the method of calculating the dividend periods;

•	redemption provisions, including whether or not, on what terms and at what prices the shares will be subject to redemption at our option;

•	voting rights;

•	preferences and rights upon liquidation or winding up;

•	whether or not and on what terms the shares will be convertible into or exchangeable for shares of any other class, series or security of ours or any other corporation or any other property;

•	for preferred stock convertible into common stock, the number of shares of common stock to be reserved in connection with, and issued upon conversion of, the preferred stock;

•	whether depositary shares representing the offered preferred stock will be offered and, if so, the fraction or multiple of a share that each depositary share will represent; and

•	the other rights and privileges and any qualifications, limitations or restrictions of those rights or privileges.
      The preferred stock, when issued, will be fully paid and non-assessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock and any depositary shares will be specified in the applicable prospectus supplement.
      We may elect to offer depositary shares represented by depositary receipts. If we so elect, each depositary share will represent a fractional interest in a share of preferred stock with the amount of the fractional interest to be specified in the applicable prospectus supplement. If we issue depositary shares representing interests in shares of preferred stock, those shares of preferred stock will be deposited with a depositary.
      The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The applicable prospectus supplement will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.
      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

PLAN OF DISTRIBUTION
      We and/or the selling stockholders, if applicable, may sell the securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.
      The prospectus supplement will set forth the terms of the offering of such securities, including

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, and

•	the public offering price of the securities and the proceeds to us and/or the selling stockholders, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.
      Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      We and/or the selling stockholders, if applicable, may effect the distribution of the securities from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.
      If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).
      We and/or the selling stockholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.
      Any underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Maximum compensation to any underwriters, dealers or agents will not exceed 8% of the maximum aggregate offering proceeds.
      Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      Agents and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.
      Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
      The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.
VALIDITY OF THE SECURITIES
      The validity of the securities to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York or other counsel who is satisfactory to us. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds affiliated with our largest shareholder, The Blackstone Group.
EXPERTS
      The consolidated balance sheets of Celanese Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the year ended December 31, 2005 and the nine-month period ended December 31, 2004, and related financial statement schedules, have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of the independent registered public accounting firm covering these consolidated financial statements contains an explanatory paragraph that states that as a result of the acquisition by a subsidiary of Celanese Corporation of 84.3% of the outstanding stock of CAG in a business combination effective April 1, 2004 (a convenience date for the April 6, 2004 acquisition date), the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
      The consolidated statements of operations, shareholders’ equity and cash flows of Celanese AG and subsidiaries for the three-month period ended March 31, 2004 and the year ended December 31, 2003, incorporated by reference in the registration statement in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of the independent registered public accounting firm covering these consolidated financial statements contains explanatory paragraphs that state that (a) CAG changed from using the last-in, first-out, or LIFO, method of determining cost of inventories at certain locations to the first-in, first-out or FIFO method and adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” effective December 31, 2003, and (b) the independent registered public accounting firm also has reported separately on the consolidated financial statements of CAG for the year ended December 31, 2003 which were presented separately using the euro as the reporting currency.